May 27, 2005

Mitch S. Seifert, C.P.A.
BERGER APPLE & ASSOCIATES, LTD.
Suite 101
25550 Chagrin Boulevard
Beachwood, Ohio	44122-5628

Subject:	Berger Apple's Resignation as Cartoon's
Certifying Accountants

Dear Mr. Seifert:

     On or about January 25, 2005, I entered into a private securities transaction with James W. Margulies of Pepper Pike, Ohio; whereby, I purchased approximately 92.5% of the issued and outstanding shares of stock in Cartoon Acquisition, Inc., a Delaware corporation ("Cartoon").

     Consequently, as the result of that transaction, as Cartoon's obligation under Federal securities laws, and, as my personal obligation to Mr. Margulies under that certain common stock purchase agreement, I must timely file Cartoon's delinquent current, transitional, quarterly, and annual reports with the Securities and Exchange Commission (the "SEC"). Moreover, in order to pursue an improved plan of operation for Cartoon, in an effort to further develop the company for the benefit of its shareholders, it was and is necessary for me to implement certain ongoing changes regarding Cartoon's corporate administration and governance. Among these changes, is the change to Cartoon's certifying accountant, which was approved by the Board of Directors on April 6, 2005, and which was ratified

Mitch S. Seifert, C.P.A., Page 1 of 3 of May 27, 2005

by Cartoon's shareholders (by a written action in lieu of a meeting) during the following month.

     As the result of that certain action, Cartoon is required to file a current report with the SEC on a Form 8-K reflecting the change in its certifying accountant.

     According to our records, your firm prepared, and subsequently opined on, Cartoon's financial condition as of September 30, 2003, and for the period beginning on September 25, 2003 to September 30, 2003. Your firm provided Cartoon with its consent to use these statements in its registration statement with the SEC on a Form 10-SB, which was filed on October 3, 2003.

     Under my control at my direction, without any conclusion on my part as to Berger Apple's capability, I nominated an accountant to serve as Cartoon's certifying accountant, the firm of which I was better acquainted and with which I, or my associates, have had some prior dealings.

     Consequently, as the result of my decision to appoint Michael T. Studer, C.P.A., P.C. of Freeport, New York, to serve as Cartoon's certifying accountant, and because Cartoon's Board of Directors' decision to not have Berger Apple stand for reelection as its auditor, I will accept Berger Apple's resignation from its position; moreover, I respectfully request that Berger Apple tender its resignation to Cartoon on the grounds that it was not considered, or that it did not consider, to stand for reelection; and, to that extent, I ask that your firm provide me with a letter that contains the information, as it may apply to your firm's resignation, prepared in accordance with the applicable provisions of 17 CFR 228.304.

     Further, I respectfully request that your firm expedite my request and that you deliver your resignation, in its appropriate form, to include the information required by Federal law, to the address first above written at your firm's earliest convenience.

     I am assuming, by my review of Cartoon's existing financial records and books-of-account, that no balance is due your firm by Cartoon for the work it had previously performed for and rendered to Cartoon.

     In my effort to establish Cartoon's reporting integrity to the public with the SEC, and, in the overall, to continue to pursue Cartoon's development objectives, I am anxious to timely file

Mitch S. Seifert, C.P.A., Page 2 of 3 of May 27, 2005

Cartoon's report of the specific event that is subject hereof with the SEC.

     May I thank you in advance for your courtesy and timely attention to this matter. Should you have any questions, or if your firm's views are contrary to my statements herein, please do not hesitate to contact me at the area code and telephone number first above written.

Very truly yours,

CARTOON ACQUISITION, INC.

/s/ Randolph S. Hudson

Randolph S. Hudson
President, pro tem

cc:	James W. Margulies, Esq.
Stephen D. Rogoff, Esq.
Michael T. Studer, C.P.A., P.C.

Mitch S. Seifert, C.P.A., Page 3 of 3 of May 27, 2005